Exhibit 99.1

Corporación América Airports S.A. Reports April 2021 Passenger Traffic

Total passenger traffic was up 13.4x year-on-year, but declined 75.7% when compared to April 2019

LUXEMBOURG--(BUSINESS WIRE)--May 14, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 1,342.4% YoY passenger traffic growth in April 2021, and 75.7% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2020)
Statistics	Apr'21	Apr'20(3)	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	1,090	67	1,525.7%	5,458	9,928	-45.0%
International Passengers (thousands)	328	29	1,042.9%	1,364	5,376	-74.6%
Transit Passengers (thousands)	201	17	1,118.6%	1,333	1,920	-30.6%
Total Passengers (thousands)	1,620	112	1,342.4%	8,155	17,223	-52.6%
Cargo Volume (thousand tons)	30.1	17.4	72.4%	97.9	101.1	-3.2%
Total Aircraft Movements (thousands)	30.5	6.7	356.3%	128.9	185.3	-30.4%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2019)
Statistics	Apr'21	Apr'19(1)(3)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	1,090	3,734	-70.8%	5,458	11,545	-52.7%
International Passengers (thousands)	328	2,306	-85.8%	1,364	6,754	-79.8%
Transit Passengers (thousands)	201	622	-67.6%	1,333	2,272	-41.3%
Total Passengers (thousands)	1,620	6,661	-75.7%	8,155	20,571	-60.4%
Cargo Volume (thousand tons)	30.1	37.2	-19.1%	97.9	105.1	-6.8%
Total Aircraft Movements (thousands)	30.5	68.5	-55.5%	128.9	212.7	-39.4%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in April 2021 grew 13.4x YoY compared to the same period last year, reflecting easier comparisons as April 2020 was the first month fully impacted by the COVID-19 pandemic. When compared to 2019, overall passenger traffic declined 60.4%, while international and domestic passenger traffic dropped 79.8% and 52.7%, respectively, impacted by the COVID-19 pandemic on air travel across all countries of operations.

In Argentina, total passenger traffic increased 28.7x YoY. When compared to 2019, overall passenger traffic declined 78.5%, with international and domestic passenger traffic declining 92.5% and 71.6%, respectively, impacted by prolonged government restrictions to international flights, including the continued closure of borders to non-resident foreigners, with certain exceptions, as well as additional travel requirements in force for Argentine nationals starting March 27, 2021.

In Italy, passenger traffic grew 68.4x YoY. Total passenger traffic against April 2019 declined 94.7%, while international and domestic passenger traffic dropped 97.1% and 85.4%, respectively, influenced by sustained air travel restrictions reenacted by the Italian government in 4Q20.

In Brazil, total passenger traffic was up 7.1x YoY. Compared to the same month in 2019, overall passenger traffic declined 69.1%, while international and domestic passenger traffic dropped 94.5% and 69.5%, respectively.

Total passenger traffic in Uruguay increased 3.8x YoY, although declined 92.7% when compared to April 2019, driven by closure of borders to non-resident foreigners, with certain exceptions.

In Ecuador, passenger traffic increased 24.9x YoY. When compared to 2019, total traffic declined 64.8%, while international and domestic passenger traffic dropped 56.7% and 71.8%, respectively.

In Armenia, total passenger traffic increased 24.0x YoY. Compared to April 2019, however, passenger traffic declined 38.2% although it increased 15.2% sequentially, as traffic continues to recover.

Cargo Volume and Aircraft Movements

Cargo volume increased 72.4% YoY, mainly due to growth of 84.5% in Argentina, 501.9% in Brazil, 185.4% in Armenia, 68.2% in Ecuador and 23.5% in Italy. This was partially offset by a decline of 33.8% in Uruguay, reflecting more difficult comparisons as April 2020 benefitted from extraordinarily high seed export volumes. When compared to April 2019, total cargo volume dropped 19.1%.

Aircraft movements increased 356.3% YoY, driven by increases of 486.6% in Argentina, 214.9% in Brazil, 317.6% in Ecuador and 495.1% in Armenia. Aircraft movements also increased 477.1% in Italy, 219.7% in Peru and 150.1% in Uruguay. When compared to April 2019, Aircraft movements declined 55.5%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2020)
	Apr'21	Apr'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	730	25	2,876.1%	3,521	8,919	-60.5%
Italy	39	1	6,839.0%	113	1,004	-88.7%
Brazil(2)	455	56	711.8%	3,108	4,421	-29.7%
Uruguay	13	3	381.2%	57	529	-89.2%
Ecuador	138	5	2,485.9%	523	986	-46.9%
Armenia	134	5	2,397.3%	405	560	-27.6%
Peru	110	18	521.0%	427	804	-46.9%
TOTAL	1,620	112	1,342.4%	8,155	17,223	-52.6%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	15,914	8,626	84.5%	52,079	54,172	-3.9%
Italy	1,166	945	23.5%	4,569	4,157	9.9%
Brazil	6,411	1,065	501.9%	20,112	16,755	20.0%
Uruguay(3)	3,626	5,479	-33.8%	9,828	12,200	-19.4%
Ecuador	1,294	770	68.2%	5,751	7,904	-27.2%
Armenia	1,459	511	185.4%	4,687	4,842	-3.2%
Peru	212	52	304.6%	908	1,103	-17.7%
TOTAL	30,082	17,448	72.4%	97,935	101,133	-3.2%
Aircraft Movements
Argentina	16,373	2,791	486.6%	66,275	96,561	-31.4%
Italy	1,287	223	477.1%	3,464	11,530	-70.0%
Brazil	5,794	1,840	214.9%	32,056	38,504	-16.7%
Uruguay	898	359	150.1%	3,279	8,044	-59.2%
Ecuador	3,504	839	317.6%	14,774	18,039	-18.1%
Armenia	1,345	226	495.1%	4,320	5,697	-24.2%
Peru	1,298	406	219.7%	4,728	6,903	-31.5%
TOTAL	30,499	6,684	356.3%	128,896	185,278	-30.4%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2019)
	Apr'21	Apr'19	% Var.	YTD'21	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	730	3,391	-78.5%	3,521	14,494	-75.7%
Italy	39	736	-94.7%	113	2,156	-94.8%
Brazil(2)	455	1,474	-69.1%	3,108	6,443	-51.8%
Uruguay	13	176	-92.7%	57	818	-93.0%
Ecuador	138	392	-64.8%	523	1,497	-65.1%
Armenia	134	217	-38.2%	405	796	-49.1%
Peru	110	275	-59.9%	427	1,028	-58.5%
TOTAL	1,620	6,661	-75.7%	8,155	27,233	-70.1%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	15,914	18,825	-15.5%	52,079	74,881	-30.5%
Italy	1,166	1,285	-9.2%	4,569	4,365	4.7%
Brazil	6,411	8,639	-25.8%	20,112	32,163	-37.5%
Uruguay(3)	3,626	3,015	20.3%	9,828	9,394	4.6%
Ecuador	1,294	3,316	-61.0%	5,751	14,629	-60.7%
Armenia	1,459	1,704	-14.4%	4,687	5,262	-10.9%
Peru	212	389	-45.5%	908	1,579	-42.5%
TOTAL	30,082	37,172	-19.1%	97,935	142,274	-31.2%
Aircraft Movements
Argentina	16,373	35,553	-53.9%	66,275	151,443	-56.2%
Italy	1,287	6,864	-81.3%	3,464	21,016	-83.5%
Brazil	5,794	12,714	-54.4%	32,056	53,465	-40.0%
Uruguay	898	2,375	-62.2%	3,279	11,712	-72.0%
Ecuador	3,504	6,834	-48.7%	14,774	27,470	-46.2%
Armenia	1,345	1,744	-22.9%	4,320	7,070	-38.9%
Peru	1,298	2,383	-45.5%	4,728	9,029	-47.6%
TOTAL	30,499	68,467	-55.5%	128,896	281,205	-54.2%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411